Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

Ryan Gibbs

202.739.5282

rgibbs@morganlewis.com

June 9, 2009

VIA Edgar Correspondence

Valerie Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               AdvisorShares Trust. (the “Trust”) — Initial Registration Statement (File Nos. 333-157876 and 811-22110)

Dear Mrs. Lithotomos:

This letter responds to your comments dated April 17, 2009 to the Trust’s initial registration statement filed on March 12, 2009.  The following summarizes your comments, and our response to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s registration statement. Please note that in addition to responding to your comments below, we have also revised the Registration Statement in order for it to conform with the new statutory N-1A requirements.

Prospectus

General

1.                                     Comment:  Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, filed in order to operate as an Exchange Traded Fund (“ETF”).  Specifically, confirm that the application discusses fully the non-index management strategies.

Response:  The Trust’s exemptive application (attached hereto) filed on January 15, 2009 provides that the Trust’s portfolios will utilize an “active” management strategy based entirely upon various formulas for asset allocation, security selection and portfolio construction.  Accordingly, we believe the disclosure as provided in both the registration statement and the Trust’s exemptive application is consistent with one another and that the Trust’s registration statement is in compliance with the rules and instructions of Form N-1A.

2.                                     Comment:  Please revise the disclosure to delete equivocal language from the prospectus (e.g., the phrase “such as” should not be used to describe the Fund’s principal investment strategies nor their risks).  Also, please define terms at the locations in the prospectus where they are first used (e.g., “authorized participant”).  In making these revisions, comply with the Plain English requirements of Rule 421 under the Securities Act.

Response: We have reviewed the document and where appropriate we have made the requested change.

3.                                     Comment:  On the cover page, please make prominent the paragraph that begins “The information is this Prospectus is not complete…”.  See Rule 481(b)(2) of the Securities Act.

Response:  We have made the requested change.

4.                                     Comment:  In the prospectus, please disclose what is meant by “certain exchange-traded products that are not registered as investment companies under the Investment Company Act.”

Response: The prospectus discloses that exchange traded products include, but are not limited to, exchange-traded notes, exchange-traded currency trusts and exchange-traded commodities pools.

5.                                     Comment:  Also, please disclose the maximum percentage of assets the Fund may invest in the exchange-traded products.

Response: The Fund is a “fund of funds,” which seeks to invest primarily in other exchange-traded funds, and shares of certain exchange-traded products that are not registered as investment companies under the 1940 Act.  Accordingly, the Fund does not have a maximum percentage of assets that it will invest in exchange traded products, but expects that the majority of Fund’s assets will be invested in exchange traded funds.

6.                                     Comment:  Form N-1A requires disclosure of the information required by Items 2 and 3 in numerical order at the front of the prospectus.  We note that certain information precedes these Items.  Please do not precede these Items with any other items, except the cover page or a table of contents.   In this regard, please consider moving the description of an actively managed ETF to follow Item 3.  Also, please clarify whether it is meant that an ETF is not a “conventional” mutual fund, versus a mutual fund.”

Response: We have made the requested change and have removed the disclosure preceding Items 2 & 3 of the Prospectus. We have also removed the disclosure which references “conventional mutual funds” from the registration statement.

Fund Objective, Principal Investment Strategy, Principal Risks

7.                                     Comment:  Please disclose the asset classes referenced in the first paragraph of the “Principal Investment Strategy” section.  Also, please disclose whether the Fund will invest in other than ETFs, as part of its “offensive” strategy.  If so, please add the appropriate disclosure.

Response: We have, made the requested change and have added additional disclosure as to what type of securities “asset classes” refers to.  The Fund will invest in exchange traded funds as well as other exchange traded products as part of its “offensive” strategy.

8.                                     Comment:  In the “Principal Investment Strategy” section, please disclose who determines what are “highly ranked ETFs” in which the Fund invests.  In the same section, please disclose the anticipated “high rate of portfolio turnover.”

Response:  The determination of what qualifies as a “highly ranked ETF” is made by the Fund’s portfolio managers through their proprietary ranking process. Because the investment strategy is based on forecasting economic trends, it would be impossible to forecast a rate of portfolio turnover.  Nonetheless, we have also included language throughout the Prospectus which states that the Fund may have a high rate of portfolio turnover that may lower Fund performance.

9.                                     Comment:  Please clarify how the model followed by the Sub-Advisor can be objective.  Also, advise the staff how third party research is objective, and whether the third party is unaffiliated.

Response: We have made the requested change and have included additional disclosure which states: “[b]y following its proprietary, multi-step economic and demographic modeling process the Advisor remains objective and applies little subjective judgment in security selection, retention, or sales decisions.”  We have made the requested change and have disclosed within the registration statement that the third party research firm is unaffiliated with the Fund.

10.                               Comment:  Please explain in your response letter how the Sub-Advisor determines which sectors, styles and/or geographic regions are “demographically favored.”  Please disclose how “demographically favored” relates to sector, style, and geography.

Response: Based upon the Sub-Advisor’s proprietary research, the Sub-Advisor will select sectors, styles and/or geographical regions that it believes are under-valued.  Accordingly, we have replaced the phrase “demographically favored” with “under-valued.”

11.                               Comment:  Please disclose whether “other investments” will be similar in nature and quality.

Response: The reference to “other investments” in the Prospectus refers to the fact that during defensive positions, the Sub-Advisor will have the option to allocate assets to high quality debt and money market instruments and “other investments” of similar nature and quality.

12.                               Comment:  Please summarize how the Sub-Advisor decides which securities to sell.  See Item 4(b)(2) of Form N-1A.  Please disclose that the Fund purchases shares in the secondary market in the same way that individuals may, and that it does not purchase creation units.  Also, please disclose any brokerage costs.

Response: The Sub-Advisor may consider selling an ETF based upon the proprietary model for one or more of the following reasons: the ETF price has reached its target, the ETF’s fundamentals or price appear to be deteriorating, or better ETF selections are believed to have been identified.  We have made the requested change, and have included disclosure stating that Fund purchases Underlying ETFs in the secondary market.

Principal Risks

13.                               Comment:  Please add a section explaining the risks arising from the fact that there is no market history for actively managed ETFs.  Also, state that you could lose money if you invest in the Fund.

Response:  Actively managed ETFs have been in operation for several years and actively managed funds of ETFs have been in operation for several months and we are unaware of any additional risks that are not already disclosed within the registration statement.  Accordingly, we have not made the requested change regarding market history. We have made the other requested change and provided disclosure stating that “[y]ou could lose money on your investments in the Fund and the Fund could also return less than other investments” under the Section entitled “Risk of Investing In the Fund.”

14.                               Comment:  Please add disclosure explaining that, because the ETF is actively managed, the Fund might not be as tax efficient as an index ETF.

Response:  We have made the requested change.

15.                               Comment:  Please expand the disclosure regarding the types of ETFs in which the Fund may invest.  Also, please add an emerging markets risk if any underlying ETFs invest in emerging markets.

Response:  We have made the requested change and have added risk disclosure for (i) the types of ETFs that the Fund may invest and (ii) emerging market.

16.                               Comment:  In the Fund of Funds Risk, please disclose that an ETF with declining assets will have generally higher expenses.

Response: We have made the requested change.

17.                               Comment:  Please state whether the underlying ETFs are affiliated with the Fund, and which shares will be purchased, retail or creation units.

Response: We have made the requested change.

18.                               Comment:  Please clarify what is meant by “under normal circumstances” under Foreign Currency Risk.  Also, what are the target durations for the Underlying ETFs, and disclose any interest rate sensitivity.

Response:  We have disclosed that the Underlying ETFs do not plan on hedging against the risk of currency fluctuation “under normal market conditions,” but some of them reserve the right to do so if there is extreme volatility in currency exchange rates.  The proprietary model used by the Sub-Advisor does not have a target duration for the Underlying ETFs.  Accordingly, we have not made your requested change.  We continue to disclose that because the Fund may invest Underlying ETFs that invest in fixed income securities, the Fund is subject to interest rate risk.

19.                               Comment:  Please disclose that loss of money is a risk of investing in the Fund.  See Item 2(c)(1)(i) of Form N-1A.

Response:  Please see our response to Question 13.

20.                               Comment:  Given that the Fund may have a high rate of portfolio turnover, please add appropriate disclosure to this section.

Response: We have made the requested change and have added disclosure regarding the Fund’s potential high portfolio turnover rate.

21.                               Comment:  Please disclose the Underlying ETFs principal strategies and risks.

Response: We have made the requested change and have added a section which discloses the Underlying ETFs principal risks.

Trading Risk

22.                               Comment:  Please add disclosure with respect to trading at less than NAV and that this risk may be exacerbated by the fact that the Fund is an actively managed ETF.  Also, please explain the basis for the statement that the advisor does not believe that large discounts or premiums to NAV will exist for extended periods of time.

Response:  We do not believe, nor do we understand why, the fact that the Fund is actively managed may exacerbate the risk that the Fund may trade at less than NAV.  Thus, we have not made the requested change.  Further, because of redemptions and purchases of Fund shares, which are done in Creation Units of 25,000 or more, the Sub-Adviser does not believe that large discounts or premiums to NAV will exist for extended periods of time.  This is because of the Arbitrage Pricing Theory (“APT”).  The APT describes the mechanism of arbitrage whereby investors will bring an asset which is mispriced, according to the APT model, back into line with its expected price.

Small and Mid-Capitalization Risk

23.                               Comment:  Please explain to the staff in your response letter why there is not discussion of small-and large-capitalization risk.

Response: We have added large- and small-cap risk disclosure to the registration statement.

24.                               Comment:  Please state that the Annual Fund Operating Expenses are expressed as a percentage of net assets.

Response:  We have made the requested change.

25.                               Comment:  Given that Footnote (d) to the fee table states that the board has adopted a 12b-1 plan, and, the board has resolved not to make any payments prior to a certain date, the line item should show zero instead of none.  Also, in this footnote, clarify whether the year stated should be 2010, instead of 2009.

Response:  We have made the requested change and have clarified that the year stated should be 2010.

26.                               Comment:  In Footnote (f), please do not exclude interest, taxes and extraordinary expenses from the AFFE.  Also, please clarify that the net expenses include the increases from offsets.

Response: We have revised the disclosure with regards to footnote (f) to replace the term “net expenses” with “total annual operating expenses” as such disclosure is consistent with Form N-1A.

27.                               Comment:  In Footnote (g), please disclose the length and material terms of the contractual agreement referenced, and file the contract as an exhibit.

Response: The contractual fee waiver will continue indefinitely so long as the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Fund, approves it at least annually (currently, in June)

28.                               Comment:  Please confirm that there is no recoupment, and that only the Board can terminate the contract.

Response:  Although, the board is the only one who can terminated the contract, the Fund is obligated to reimburse any fees waived by the Adviser (on a rolling three year period) so long as such reimbursement would not cause the total operating expenses of the Fund to exceed the expense cap for that period.

29.                               Comment:  Please confirm to the staff that if the AFFE turns out to be materially higher than estimated in the fee table, the Fund will file a “sticker” to the fee table.

Response:  Yes.  If the Acquired Fund Fees and Expenses turn out to be materially higher than estimated in the fee table, the Fund will file a “sticker” to the fee table.

Creation Transaction Fees and Redemption Transaction Fees

30.                               Comment:  Please consider removing the term “transaction” from the heading, as it may be confusing to the reader.

Response: We have removed that section in its entirety from the Prospectus.

31.                               Comment:  Please disclose that all other shares (i.e., retail/non-creation units) are not redeemable and are purchased and sold on an exchange.

Response:  We have made the requested change and have provided disclosure which states that individual fund shares may only be purchased and sold in secondary market transactions through brokers.

32.                               Comment:  Please disclose the circumstances under which the advisor may waive the creation transaction and redemption transaction fees.

Response:  We have removed that section from the Prospectus.  Accordingly, we have not made the requested change.

33.                                 Comment:  Please disclose that only those who purchase retail units incur brokerage costs, and that there are no purchase or redemption fees charged by the Fund.

Response:  We have made the requested change.

34.                               Comment:  Please explain the meaning of the term “subsidized by the Advisor.”  Please clarify whether this means that they are paid by the Advisor, and whether this is an obligation under section 15 of the Act, or a separate contract.

Response:  We have made the requested change and removed the word “subsidized” and have replaced it with the word “paid.”

Additional Risks of Investing in the Fund

35.                               Comment:  If any of risks in the “Additional Risks” section are principal risks, please move them to the summary of “Principal Risks.”  Also,  please disclose whether the non-principal risks are the additional risks.

Response: We have removed the section entitled “Additional Risks” from the Prospectus.

36.                               Comment:  Please distinguish the difference between “additional” risks and “principal” risks.  Also, please disclose whether the investment strategies that are referenced in the SAI are non-principal.

Response:  We have removed the section entitled “Additional Risks” from the Prospectus. With respect to your question regarding investment strategies, the information provided in the SAI under “Investment Policies, Techniques and Risk Factors” are principal and are accordingly reflected in the Prospectus.

37.                               Comment:  Please clarify whether there will be indirect concentration through the Underlying ETFs, as implied by the bullet point stating that Underlying ETFs may concentrate.  If so, please establish a policy that the Fund will not invest in Underlying ETFs that concentrate.

Response:  The Fund does not plan to concentrate in any particular industry, and will not invest more than 25% of total assets in ETFs that are concentrated in any one particular industry.

Portfolio Holdings

38.                               Comment:  Please inform the staff whether the Trust’s website will disclose the Fund’s holdings as of a particular date.

Response:  The Fund’s portfolio holdings will be disclosed on its website daily after the close of trading on the listing Exchange and prior to the opening of trading on the Exchange the following day.

Portfolio Manager’s Prior Record

39.                               Comment:  Please disclose how the Fund is “substantially similar” to the Northern Lights Variable Trust (“Northern”), given that — the prospectus for Northern discloses several additional policies regarding the offensive strategy rules.  Please expand your comparisons with Northern, regarding allocations and percentages, given that at the time of allocation, all sectors in the Fund have an equal weighting, which is not the case in Northern.

Response:  The Fund is substantially similar to the Northern Lights Variable Trust (“Northern”) and Northern’s past performance history may be included in the Fund’s registration statement because: (1) both entities have identical investment objectives and policies and substantially similar investment strategies; (2) all of the investment decision makers of Northern are employed by the Fund; (3) the staff and decision making process remain intact and independent within the Fund and (4) the Fund has the records that document and support the reported Northern performance.  In Nicholas-Applegate, and in subsequent SEC no action letters, the staff confirmed that neither Section 34(b) of the 1940 Act nor Section 206 of the Advisors Act would prohibit a fund from including in its prospectus performance information regarding private accounts managed by the fund’s adviser that had substantially similar investments objectives, policies, and strategies, provided that the information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the fund’s prospectus. We believe the disclosure provided is in compliance with these no action letters and accordingly, we do not believe we need to make further clarifying remarks in the registration statement on why the Fund is substantially similar to the Dent Strategic Portfolio.  Accordingly, we have not made your requested change.

40.                               Comment:  In comparing the Dent Strategic Portfolio and the Fund, please clarify the fees paid to the Advisors of the Portfolio.

Response:  The disclosure to the composite performance includes a comparison of the fees paid to the Fund verses that of the Dent Strategic Portfolio and states that each Fund has an expense cap of 1.50%.  Accordingly, we believe the disclosure currently in the registration statement is sufficient and therefore we have not made your requested change.

Book Entry

41.                               Comment:  Please disclose whether the Depository Trust Company (“DTC”) and its participants’ procedures and policies are available to shareholders.  Also, please file said procedures and policies as an exhibit to the registration statement.

Response:  We have amended the SAI to disclose that the DTC Participants’ rules and policies are made publicly available through its website at: www.dtcc.com.  However, we know of no requirement to, and will not, file said procedures and policies as an exhibit to our registration statement.

42.                               [Left Blank]

Active Investors and Market Timing

43.                               Comment:  Given that the board has determined not to adopt policies and procedures preventing or monitoring market timing, please disclose the risks of market timing.

Response:  We believe the section entitled “Active Investors and Market Timing” adequately discloses the risks and effects of market timing.

Distribution Plan

44.                               Comment:  Please disclose how and when the Fund will notify shareholders that it will begin charging 12b-1 fees.

Response:  We have added disclosure discussing how shareholders will be notified.

SAI

45.                               Comment:  With respect to the policies that cite to the Act, please disclose in the appropriate place what is currently permitted under the Act.

Response:  We have reviewed the references to the Act and where appropriate we have made the requested change.

46.                               Comment:  Please explain what is meant by non-registered exchange traded products, similar to your explanation in the prospectus.

Response:  We have made the requested change..

47.                               Comment:  In the section titled “Borrowing,” please confirm that the Fund will only pledge up to one-third of their assets.

Response:  We have made the requested change.

48.                               Comment:  Please add disclosure to the prospectus addressing the purchasing of equity securities traded in the U.S. on registered exchanges or “the over-the-counter market.”

Response:  We have made the requested change and have added equity risk disclosure into the Prospectus.

49.                               Comment:  Generally, we note a number of investments disclosed in the SAI are not discussed in the prospectus.  Please confirm to the staff in your response letter that these are not principal investments, and add appropriate disclosure to the SAI identifying them as non principal.

Response:  The investments and investment strategies listed in the SAI and not the Prospectus are not principal investments or investment strategies.

50.                               Comment:  Please expand the discussion to include whether the Fund may invest in other actively managed ETFs.  Add similar disclosure where appropriate.

Response:  The Fund will not invest in other actively managed ETFs. Accordingly, we have clarified that each Underlying ETF will track the performance of a securities index.

51.                               Comment:  In the section titled “Reverse Repurchase Agreement,” please disclose whether there will be any limitations and whether the use of such agreements is for the purposes of borrowings by the Fund.  Also, state that repurchase agreements are loans, and that reverse repurchase agreements are borrowings.

Response:  We have made the requested change.

52.                               Comment:  Please state whether buying and selling stock index futures contracts is for the purpose of leveraging or maintaining liquidity.

Response:  The Fund will not directly invest in the buying or selling of stock index futures contracts, however it may have exposure to such vehicles through its investment in Underlying ETFs.

53.                               Comment:  Please disclose the purpose for investing in short-term U.S. government securities, given their limited capital appreciation.

Response:  The purchase of short term U.S. Government securities will be done by the Sub-Advisor for defensive purposes when there are not sufficient sectors and/or ETFs that meet the minimum relative strength requirement of the model.

54.                               Comment:  In the section regarding “Master Limited Partnerships,” please confirm that this is not a principal strategy, and state whether there are ETFs that invest in MLPs or whether this would be a direct investment, or both.  Also, state whether investments in futures and options will be directly or through other ETFs, and whether there are any percentage limitations.

Response:  Investments in MLPs, futures and options will only be made indirectly through the Underlying ETFs and currently there is no limitation placed on such purchases.

55.                               Comment:  Please confirm that the Fund will not select brokers on the basis of broker distribution of Fund shares.

Response:  The Fund will not select brokers on the basis of a broker’s distribution of Fund shares.

56.                               Comment:  Please disclose in the section titled “Creation and Redemption of Creation Units,” the creation transaction fees.

Response:  We have made the requested change.

57.                               Comment:  In the section titled “Determination of Net Asset Value,” please add disclosure describing intra-day NAV and define “quoted current price” as “readily available market price.”  Also, in this section, please discuss how ETFs, MLPs, and other investments are priced, whether at that day’s NAV or at market price.

Response: We have made the requested change and have removed the phrase “quoted current price” and have replaced it with “readily available market price.”  Further, we have stated that price information on listed securities is taken from the exchange where the security is primarily traded.

58.                               Comment:  In the section titled “Lending of Portfolio Securities,” please explain why the Fund may lend portfolio securities, given that the investment objective is long term growth of capital.  Please state whether the Fund has a secondary objective of income.  Also, please state whether the Fund may lend shares of an ETF.

Response:  The Fund may lend portfolio securities as part of the Sub-Advisor’s defensive positioning. The Fund does not have a secondary objective of income. Currently, the Fund may not lend shares of an ETF.  If the Fund decides to change this in the future, we will provide proper disclosure within the registration statement.

59.                               Comment:  In the section titled “Fundamental Policies of the Fund,” please explain what borrowing is permitted under the Act, and disclose whether the borrowing includes reverse repurchase agreements.  In the “Diversification” section, confirm whether it is the intent to carve out securities for investment companies.  Also, disclose how this compares with Northern.  In the “Concentration” section, clarify that the Fund will do a “look through test” or that it will not invest in ETFs that concentrate.  When referencing “any applicable exemptive relief,” please be specific.

Response: With regard to your first comment, we have made the requested change and have added disclosure regarding what is presently permitted under the 1940 Act.  We have also clarified that reverse repurchase agreements are subject to the restriction on borrowing.  In the

Diversification section we have clarified that the shares of investment companies are carved out of those restrictions.  In the Concentration section we have revised it to clarify that the Fund will not concentrate in an ETF that is concentrated in an industry or group of industries.

60.                               Comment:  In the section titled “Brokerage Selection,” please advise the staff how the fixed price offering arrangements will not fall within the save harbor of Section 28(e) of the Securities Exchange Act.  Also, disclose any applicable risks.

Response:  We have made the requested change and have revised the disclosure within the Brokerage Selection section of the SAI.

61.                               Comment:  Please disclose the ages of the Trustees/Officers of the Trust.

Response: In the SAI, we have provided the year of birth of each Officer and Director of the Fund.  Although we recognize that Form N-1A instructs registrants to provide the “age” of each Officer and Director of the Fund, we believe by providing the year of birth of each Officer and Director of the Fund, the Fund has provided the shareholders with the same or equivalent information as that required by Form N-1A.  Accordingly, we have not made the requested change.

I hereby acknowledge on behalf of AdvisorShares Trust. (“AdvisorShares”) that: (i) AdvisorShares is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) AdvisorShares may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact either Dianne Sulzbach at 202.739.5470 or me at 202.739.5282.

Very truly yours,

/s/Ryan Gibbs

Ryan Gibbs